QuickLinks -- Click here to rapidly navigate through this document

United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2001

PDVSA FINANCE LTD.
(Exact Name of Registrant as Specified in its Charter)

Caledonian Bank & Trust Ltd.
Caledonian House, P.O. Box 1043
George Town, Grand Cayman
Cayman Islands
(Address of Principal Executive Offices)

    [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F X Form 40-F

    [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes   No X

TABLE OF CONTENTS

Receivables Report for the Three-Month Period Ended March 31, 2001	A-1
Profile of PDVSA Petróleo's Crude Oil Sales to Designated Customers For the Three Months Ended March 31, 2001	B-1
Profile of PDVSA Petróleo's Refined Petroleum Products Sales to Designated Customers for the Three Months Ended March 31, 2001	B-2
Operating and Financial Review and Prospects	C-1
Index to Financial Statements	F-1

DEFINED TERMS

    Some of the terms used in this document and not otherwise defined herein shall have the specific meanings ascribed to them in the Receivables Purchase Agreement, dated as of April 27, 1998, among PDVSA Finance Ltd., PDVSA Petróleo, S.A. and Petróleos de Venezuela, S.A (the "Receivables Purchase Agreement"). These terms include "receivable," "eligible customer," "designated customer," "eligible receivable" and "purchased receivable." References to "oil" and "product," as applied to oil and petroleum products of Petróleos de Venezuela, S.A. are also defined in the Receivables Purchase Agreement.

    The Receivables Purchase Agreement was filed with the U.S. Securities and Exchange Commission on November 27, 1998, as Exhibit 10.1 to the Registration Statement on Form F-4 of PDVSA Finance Ltd. and Petróleos de Venezuela, S.A (Commission File No. 333-9678) (the "1998 Registration Statement").

    As used in this report, references to "dollars" or "$" are to the lawful currency of the United States. When used in this report, the terms "we," "our"," us" and "PDVSA Finance", refer to PDVSA Finance Ltd, the term "Petróleos de Venezuela" refers to Petróleos de Venezuela, S.A., the term "PDVSA Petróleo" refers to PDVSA Petróleo, S.A. and the term "PDVSA" refers to Petróleos de Venezuela and its consolidated subsidiaries.

GENERAL INFORMATION

    As sales to designated customers by PDVSA Petróleo fluctuate over time, the information herein is not necessarily indicative of future sales.

INCORPORATION BY REFERENCE

    This report on Form 6-K is hereby incorporated by reference into the registration statement on Form F-3 of PDVSA Finance and Petróleos de Venezuela (File No. 333-65454) as amended, first filed with the U.S. Securities and Exchange Commission on July 19, 2001.

PDVSA FINANCE LTD.

RECEIVABLES REPORT
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2001

    All information provided herein is for the three-month reporting period set forth below.

		Three months ended March 31, 2001
A.	Total funds transferred by PDVSA Finance to PDVSA Petróleo for the purchase of eligible receivables of designated customers pursuant to the Receivables Purchase Agreement	$2,711,939,799
B.	Total amount of receivables generated by PDVSA Petróleo*	$2,746,563,814
C.	Total amount of receivables sold (delivered) by PDVSA Petróleo to PDVSA Finance pursuant to the Receivables Purchase Agreement	$2,735,599,629
D.	Total funds collected by PDVSA Finance on account of receivables of designated customers purchased by PDVSA Finance under the Receivables Purchase Agreement	$2,821,049,290

*
Total amount includes estimated amounts for receivables generated but for which a final invoice has not yet been delivered. A final invoice is required to be delivered no later than two days prior to any such receivable becoming due and payable.

A–1

Profile of PDVSA Petróleo's Crude Oil Sales to Designated Customers
for the Three Months Ended March 31, 2001

    The following table provides a breakdown of the composition of PDVSA Petróleo's export sales of crude oil for the three-month period ended March 31, 2001 to customers that qualify as designated customers on the date of each such sale, identifying aggregate sales to affiliated customers and third parties and indicating the percentage of (1) total sales of medium and heavy crude oil to designated customers compared to the total sales of medium and heavy crude oil to U.S. and Canadian eligible customers and (2) total sales of crude oil to designated customers compared to the total sales of crude oil to U.S. and Canadian eligible customers.

	Light		Medium/Heavy		Total		Medium and Heavy to Designated Customers/Total Medium and Heavy to U.S. and Canadian Eligible Customers (1)	Total Crude Oil to Designated Customers/Total Crude Oil to U.S. and Canadian Eligible Customers (1)
	(MBPD)	($ in thousands)	(MBPD)	($ in thousands)	(MBPD)	($ in thousands)
Affiliated Customers (2)
CITGO (3)	24.0	$50,097	303.3	$536,058	327.3	$586,155	28%	23%
LYONDELL-CITGO	0.0	0	241.9	394,515	241.9	394,515	23%	17%
Midwest Refining	28.1	56,799	0	0	28.1	56,800	0%	2%
Hovensa	119.7	250,435	60.1	128,382	179.8	378,817	6%	12%

Subtotal Affiliated Customers	171.8	$357,331	605.3	$1,058,955	777.1	$1,416,287	57%	54%
Third parties	213.6	485,283	398.1	619,404	611.7	1,104,687	37%	42%

Total	385.4	$842,614	1,003.4	$1,678,359	1,388.8	$2,520,974	94%	96%

(1)
Measured on the basis of volume. "MBPD" means thousands of barrels per day.

(2)
Includes short-term sales and sales made pursuant to long-term supply agreements.

(3)
Includes CITGO Petroleum Corporation, CITGO Refining and Chemicals LP, CITGO Venezuela Supply Company, CITGO Asphalt Refining Company and CITGO International Supply Co.

B–1

Profile of PDVSA Petróleo's Refined Petroleum Products Sales to Designated Customers
for the Three Months Ended March 31, 2001

    The following table provides information regarding PDVSA Petróleo's export sales of refined petroleum products for the three-month period ended March 31, 2001 to customers that qualify as designated customers on the date of each such sale, identifying aggregate sales to affiliated customers and third parties and indicating the percentage of total sales of refined petroleum products to designated customers compared to the total sales of refined petroleum products to U.S. and Canadian eligible customers.

	Volume	Sales	Total Refined Petroleum Products to Designated Customers/Total Refined Petroleum Products to U.S. and Canadian Eligible Customers (1)
	(MBPD)	($ in thousands)
Affiliated Customers (2)
CITGO (3)	23.6	$63,477	5%
LYONDELL-CITGO	6.6	17,882	1%
HOVENSA	8.9	23,019	2%

Subtotal Affiliated Customers	39.1	$104,378	8%

Third Parties	79.6	202,842	18%

Total	118.7	$307,220	26%

(1)
Measured on the basis of volume. "MBPD" means thousands of barrels per day.

(2)
Includes short-term sales and sales made pursuant to long-term supply agreements.

(3)
Includes CITGO Petroleum Corporation, CITGO Refining and Chemicals LP, CITGO Venezuela Supply Company, CITGO Asphalt Refining Company and CITGO International Supply Co.

B–2

Operating and Financial Review and Prospects

Basis of presentation

    The following discussion should be read in conjunction with our financial statements included herein. Our financial statements are prepared and presented in accordance with IAS. Although there are a number of significant differences between IAS and U.S. GAAP, as of and for the three months ended March 31, 2001 and 2000, the application of U.S. GAAP would not have produced material differences with respect to our shareholder's equity and net income, except for the recording of the transition adjustment resulting from adopting IAS No 39, which differs from the accounting treatment under SFAS 133. See note 5 to our financial statements.

Overview

    PDVSA Finance was established by Petróleos de Venezuela on March 18, 1998 as a wholly owned subsidiary. We are the principal vehicle for corporate financing of Petróleos de Venezuela and its consolidated subsidiaries. We raise capital by issuing unsecured debt. Our business is limited to issuing unsecured debt and using the net proceeds of our borrowings to purchase eligible receivables of designated customers from PDVSA Petróleo under the Receivables Purchase Agreement. We entered into the Receivables Purchase Agreement on April 27, 1998 and we began operating shortly thereafter.

    Our ability to meet our obligations in respect of our outstanding indebtedness and any future indebtedness is primarily dependent on the ability of Petróleos de Venezuela, operating through PDVSA Petróleo, to generate sufficient eligible receivables of designated customers, which is in turn dependent upon the demand for PDVSA's crude oil and refined petroleum products from foreign customers that qualify as designated customers under the Receivables Purchase Agreement, as well as upon the ability of PDVSA Petróleo to maintain levels of production sufficient to generate these receivables, including the need to add reserves and make continuing capital investments in production facilities as existing resources are depleted and existing facilities become obsolete.

    Our ability to make payments on our indebtedness also depends directly on the timely payment of purchased receivables by designated customers. A material adverse change in the business or financial condition of a designated customer could adversely affect the customer's ability to make timely payments on receivables purchased by PDVSA Finance under the Receivables Purchase Agreement. The impact of a material adverse change in the business or financial condition of a designated customer may vary with the amount of purchased receivables owing from such designated customer. The amount of purchased receivables owing from any given designated customer is not subject to a concentration limit, nor is there any concentration limit on the amount of purchased receivables owing from affiliates of PDVSA, whether individually or in the aggregate. There can be no assurance that one or more of the designated customers will not suffer material adverse changes in their respective businesses that negatively affect their abilities to make timely payment on the purchased receivables. Furthermore, to the extent that we have paid for future eligible receivables of designated customers which PDVSA Petróleo has not yet generated, we are exposed to PDVSA Petróleo's generation risk and to risks PDVSA faces (as guarantor of PDVSA Petróleo's obligations under the Receivables Purchase Agreement). See note 5 to the PDVSA Finance financial statements.

    The market for crude oil and refined petroleum products is subject to price volatility. Our business and financial condition depend to a large degree on the international prices for crude oil and refined petroleum products. Petróleos de Venezuela's crude oil exports to the United States are generally composed of heavy sour crude oil (oil of less than 30°API gravity), which has a smaller and more concentrated market, and is more exposed to volatility than the overall market for crude oil.

    On January 28, 2000, we entered into a cross-currency swap agreement in respect of our Euro 200 million 6.250% notes due 2002 through 2006, issued on April 8, 1999. The agreement provides

C–1

protection to us in respect of interest and principal payments from changes in the rate of exchange of the Euro relative to the U.S. dollar during the terms of these notes. The agreement contains a "knock-in" provision, which eliminates protection to us in respect of principal payments above a 1.09 U.S. dollar/Euro exchange rate if during the term of the agreement the U.S. dollar/Euro exchange rate reaches or exceeds 1.2.

Taxation

    The Cayman Islands currently impose no income, corporation or capital gains tax and no estate duty, inheritance tax or gift tax. On May 5, 1998, we received an Undertaking as to Tax Concessions pursuant to the Tax Concessions Law (1995 Revision) which provides that, for a period of 20 years from the date of issue of the undertaking, no law enacted in the Cayman Islands imposing any taxes or duty to be levied on income or capital assets, gains or appreciation will apply to any of our income or property. The only government charge payable by us in the Cayman Islands is an annual charge of $2,400 calculated based on the nominal amount of our authorized share capital. Stamp duty will be payable on any documents that are executed in or brought to the Cayman Islands.

    We conduct our operations in the Cayman Islands and, according to the advice of our Venezuelan special tax counsel, we will not be subject to taxation in Venezuela other than with respect to income generated as a result of the purchase of receivables at a discount from PDVSA Petróleo under the Receivables Purchase Agreement, to the extent such income originated from Venezuela. Under Venezuelan tax law, if we are considered an "offshore financial institution not domiciled in Venezuela," or a "qualified financial institution," any income originating from Venezuela that we receive by purchasing receivables at a discount under the Receivables Purchase Agreement would be subject to income tax at the rate of 4.95%. No Venezuelan tax, administrative or judicial authority has yet addressed whether a special purpose vehicle like PDVSA Finance qualifies as a qualified financial institution, and we have received no ruling or opinion from the Venezuelan tax authorities on this issue. As recently amended, the Venezuelan income tax law indicates that any entity that has been qualified as a financial institution by the competent authorities of its country of establishment constitutes a qualified financial institution for Venezuelan income tax purposes. PDVSA Finance has applied for a license to be qualified as a financial institution by competent authorities of the Cayman Islands. As of the date of this report, such Cayman Island authorities have not issued a response on PDVSA Finance's license application. Based solely on the interpretation of the relevant Venezuelan statutes, the internal Venezuelan tax counsel of PDVSA has advised us that, given the nature of our operations, we should continue to be considered a qualified financial institution for Venezuelan income tax purposes.

Results of Operations—March 31, 2001 Compared to March 31, 2000

  Revenues

    Our revenues are primarily composed of discounts on purchased accounts receivable from designated customers. Our revenues also include other income attributable to earnings on amounts invested in temporary cash investments during any given period, including on amounts held overnight in the collection account pursuant to the Receivables Purchase Agreement and amounts earned through the liquidity facility that was established pursuant to the Fiscal Agency Agreement, dated as of May 14, 1998, among PDVSA Finance, The Chase Manhattan Bank, as fiscal agent, The Chase Manhattan Bank, Luxembourg, S.A., as paying agent, which was filed with the U.S. Securities and Exchange Commission as Exhibit 4.1 to the 1998 Registration Statement.

C–2

    The following table sets forth the amount of revenues and the source of revenues earned during the periods indicated.

	Three months ended March 31, 2001	Three months ended March 31, 2000
	($ in thousands)
Discounts on future purchased eligible receivables	$32,742	$30,177
Discounts on current purchased eligible receivables	53,712	58,700
Other income	1,392	1,391

Total revenues	$87,846	$90,268

    The decrease in revenues for the three months ended March 31, 2001 compared with discounts for the three months ended March 31, 2000 was due principally to the decrease in our receivables, caused by the decrease in our outstanding long-term debt from $3,289 million for the three months ended March 31, 2000 to $3,187 million for the three months ended March 31, 2001 and a decrease in the weighted average interest rate of our outstanding debt from 7.81% for the three months ended March 31, 2000 to 7.78% for the three months ended March 31, 2001.

    Due to the nature of our business, our sources of revenue are unlikely to change in the future.

    Purchased accounts receivable from designated customers include future eligible receivables (i.e., accounts receivable which we have paid pursuant to the Receivables Purchase Agreement but which have not yet been generated by PDVSA Petróleo, in each case, as of the date of the corresponding balance sheet) as well as current eligible receivables (i.e., accounts receivable which we have paid for and which have been generated by PDVSA Petróleo as of the date of the corresponding balance sheet).

    Revenue from the discount on purchased accounts receivable is recorded as income when earned as follows:

  •
  Discounts on future purchased accounts receivable are determined by applying the relevant discount rate to the average daily balance of future eligible receivables.

  •
  Discounts on current purchased accounts receivable are determined by applying the relevant discount rate to the invoice amount of the receivable based on the number of days from generation until the current eligible receivable becomes due and payable by the designated customer.

    The discount relating to the period from generation until the current eligible receivable becomes due and payable by the designated customer is recorded as income when earned during this period using the interest method. Any unearned discount at the financial statements date is recorded as deferred income.

    The total amount of the discount on each purchased eligible receivable (i.e., the total revenue generated by each purchased eligible receivable) is determined by discounting the invoice amount of the eligible receivable for the period from the date on which the purchase price for the eligible receivable was paid to PDVSA Petróleo to the day on which the purchased eligible receivable is due from the designated customer. The discount rate is equal in each case to the weighted average of the yield of our outstanding indebtedness on the day the price for the eligible receivable was paid to PDVSA Petróleo (as adjusted to reflect certain costs and expenses, including taxes, incurred by us in connection with the issuance of debt and the purchase of eligible receivables), plus 50 basis points. The discount rates applied to the purchase of eligible receivables as of March 31, 2001 and March 31, 2000 were 8.39% and 8.42%, respectively. The discount rates applicable to eligible receivables purchased after March 31, 2001 are determined based on the weighted average yield of our outstanding indebtedness at the time that we pay to PDVSA Petróleo the purchase price for a given eligible receivable, plus 50 basis points.

C–3

    Eligible receivables of designated customers are purchased in the order in which they are first generated, and the amount of generated eligible receivables owing from any designated customer, including affiliates of PDVSA, is not subject to any concentration limit and is entirely dependent on the volumes of oil and product purchased by these designated customers from PDVSA Petróleo during the preceding 30 days and the price charged by PDVSA Petróleo for each such sale. Accordingly, the amount of revenues derived from discounts on purchased receivables paid by any designated customer or any group of designated customers, including affiliates of PDVSA, and the percentage of total sales to designated customers represented by sales to any customer or group of customers, are subject to continuous change.

  Interest Expense

    Interest expense, which consists of interest paid and accrued on our outstanding indebtedness, amounted to $63 million and $64 million for the three months ended March 31, 2001 and 2000, respectively. Our outstanding long-term debt decreased from $3,289 million for the three months ended March 31, 2000 to $3,187 million for the three months ended March 31, 2001, and the weighted average interest rate of our outstanding debt decreased from 7.81% for the three months ended March 31, 2000 to 7.78% for the three months ended March 31, 2001.

  Foreign Exchange

    During 1999, we incurred Euro debt amounting to Euro 200 million and recorded unrealized exchange gains during the three months ended March 31, 2001 and 2000 of $13.8 million and $11.2 million, respectively, resulting from depreciation of the Euro relative to the U.S. dollar.

    Commencing January 1, 2001, upon adopting IAS No 39, our cross-currency swap agreement is being accounted for as a speculative financial instrument. Accordingly, greater volatility in our reported earnings could arise as a result of accounting for the swap in this manner. During the three months ended March 31, 2001, we reported a loss of $8.1 million resulting from the change in fair value of the cross-currency swap agreement.

  General and Administrative Expenses

    Our general and administrative expenses include primarily expenses incurred in connection with services rendered by Petróleos de Venezuela and certain of its subsidiaries to us. Eligible receivables purchased by us under the Receivables Purchase Agreement are serviced, managed, administered and collected by PDVSA Petróleo acting as servicer pursuant to the Servicing and Collection Agency Agreement, dated as of April 27, 1998, among PDVSA Finance, PDVSA Petróleo, Petróleos de Venezuela and Citibank, N.A., filed with the U.S. Securities and Exchange Commission as Exhibit 10.2 to the 1998 Registration Statement. General and administrative expenses attributable primarily to the fee paid to the servicer, amounted to $2.3 million, based on collections of $2,821 million for the three months ended March 31, 2001 and $2.4 million, based on collections of $3,002 for the three months ended March 31, 2000.

  Income Tax

    As a foreign qualified financial institution, we are subject to income tax in Venezuela with respect to our income of Venezuelan origin. Such income tax, which corresponds to amounts payable by us on our income of Venezuelan origin attributable to the purchase of accounts receivable from PDVSA Petróleo at a discount, amounted to $4.3 million and $4.4 million for the three months ended March 31, 2001 and 2000, respectively. Under the Receivables Purchase Agreement, PDVSA Petróleo must indemnify us and hold us harmless against any tax payable by us in connection with the transactions contemplated in the Receivables Purchase Agreement and transfer to us, whether in cash

C–4

or as additional receivables, additional amounts sufficient to offset any withholding or deduction made on account of any taxes.

Liquidity and Capital Resources

    We incurred no additional indebtedness and received no capital contributions from January 1, 2000 through March 31, 2001. For this period, collections on accounts receivable (net of discount collected) totaled $2,973 million, and this amount was applied primarily to purchase accounts receivable under the Receivables Purchase Agreement. In our opinion, our working capital is sufficient for our present requirements.

    During the period from January 1, 1999 through December 31, 1999, we issued senior notes on April 8, 1999 having an aggregate principal amount of $1 billion and Euro 200 million with interest rates ranging from 6.25% to 9.95% and maturities ranging from 2000 to 2020 (collectively, the "1999 Senior Notes") and we incurred $38 million of indebtedness on July 2, 1999 through the issuance of a promissory note to PDV America, Inc. with an interest rate of 10.395% and maturing between 2012 through 2014. We received no capital contributions during this period.

    Our sources of liquidity are our collections on purchased receivables, the proceeds of any debt issuance and additional capital contributions. Collections on purchased receivables during any given period will be determined by the volume of eligible receivables generated by PDVSA Petróleo, which in turn will be affected by volumes of oil and products exported and international oil prices. Current eligible receivables (i.e., accounts receivable which have been generated by PDVSA Petróleo), are by their payment terms, payable in full no later than 60 days (or any longer period of up to 90 days that becomes the prevailing practice in the international oil business) after the date of the bill of lading with respect to the shipment to which such receivable relates. Under the Receivables Purchase Agreement, PDVSA Petróleo is not required to generate any amount of eligible receivables within any specified period. Accordingly, until future eligible receivables have been generated and thereby become current, it is not possible to determine their payment terms. However, PDVSA Petróleo is required to cause the monthly average of sales to designated customers to represent the lesser of (1) 27 million barrels of oil of less than 30°API gravity and (2) 80% of its total eligible receivables generated from sales of crude oil of less than 30° API gravity. Furthermore, pursuant to the terms of the Fiscal Agency Agreement, we may not permit the debt service coverage ratio defined in the Fiscal Agency Agreement to be less than 4 to 1 on any date of determination defined in the Fiscal Agency Agreement.

    We use collections from accounts receivable purchased by us as well as the proceeds from our debt issuances to service or refinance our existing indebtedness, to purchase eligible receivables of designated customers in accordance with the Receivables Purchase Agreement and for general corporate purposes. We transfer funds from collections received by us in respect of purchased receivables, other than funds applied to service or refinance existing indebtedness or for other corporate purposes as permitted by the covenants set forth in our debt instruments, to PDVSA Petróleo on a daily basis to purchase additional eligible receivables of designated customers. Pursuant to the Receivables Purchase Agreement, eligible receivables of designated customers are purchased in the order they are generated (i.e., in the order that oil and other products are shipped). PDVSA Petróleo's ability to generate eligible receivables of designated customers is dependent upon international prices for oil and products and volumes of oil and products exported to designated customers.

    The period from the date on which we pay the purchase price of an eligible receivable to PDVSA Petróleo to the date on which the eligible receivable is paid by the designated customer is directly related to international prices for oil and products, volumes of oil and products exported to designated customers and the frequency of shipments. An increase in international prices for oil and products which is not offset by a decrease in the frequency of shipments and/or in the volume of oil and

C–5

products sold to designated customers will reduce the period between the payment of the purchase price for the eligible receivable by us and the recovery of those funds through payments by the designated customers, since the dollar amount of eligible receivables generated in any given period will increase although volumes of oil and products purchased and the frequency of shipments remain unchanged. Similarly, a decrease in international prices for oil and products which is not offset by an increase in the frequency of shipments and/or the volume of oil and products sold to designated customers will increase the period between the payment of the purchase price for the eligible receivable by us and the recovery of those funds through payments by the designated customers, since the dollar amount of eligible receivables generated in any given period will decrease although volumes of oil and products sold to designated customers and the frequency of shipments remained unchanged.

    Additionally, a reduction in international oil prices that is not offset by an increase in the volume of oil and products exported to eligible customers or the failure of designated customers to make timely payments with respect to purchased receivables could result in a decrease in the level of collections and, as a result, affect our liquidity.

    On January 28, 2000, we entered into a cross-currency swap agreement in respect of our Euro 200 million 6.250% notes due 2002 through 2006, issued on April 8, 1999. The agreement provides protection to us in respect of interest and principal payments from changes in the rate of exchange of the Euro relative to the U.S. dollar during the terms of these notes. The agreement contains a "knock-in" provision, which eliminates protection to us in respect of principal payments above a 1.09 U.S. dollar/Euro exchange rate if during the term of the agreement the U.S. dollar/Euro exchange rate reaches or exceeds 1.2.

    IAS No. 39 "Financial Instruments: Recognition and Measurement" effective for accounting periods beginning on or after January 1, 2001, requires that all financial assets and liabilities, including derivatives, be recognized on the balance sheet. In June 1998, the Financial Accounting Standards Board issued the Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). In June 2000, the Statement of Financial Accounting Standards No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," an amendment of SFAS No. 133, was issued. SFAS No. 133/138 establish accounting and reporting standards for derivative instruments and for hedging activities. Both IAS No. 39 and SFAS No. 133/138 require that an entity recognize all derivatives at fair value as either assets or liabilities in the statement of financial position with an offset either to shareholder's equity or income depending upon the classification of the derivative.

    We adopted IAS No. 39 effective January 1, 2001. Our cross-currency swap does not qualify for hedge accounting treatment under IAS No. 39 or SFAS No. 133/138. Accordingly, we are accounting for our cross-currency swap as a speculative contract and changes in the fair value of this derivative are being recorded in the income statement. On January 1, 2001, the fair value of our cross-currency swap was $27.4 million. Under IAS No. 39, we recorded an adjustment of $18.3 million, reducing the balance of retained earnings at January 1, 2001 to reflect the change of adopting IAS No. 39.

    Under SFAS No. 133/138, we would record an expense as of January 1, 2001 of $18.3 million in the income statement reflecting the cumulative effect of adopting a new accounting principle.

C–6

PDVSA FINANCE LTD.

INDEX TO FINANCIAL STATEMENTS

F–1

PDVSA FINANCE LTD.

(A wholly owned subsidiary of Petróleos de Venezuela S.A.)

BALANCE SHEET

	March 31, 2001	December 31, 2000
	(Unaudited)
	(Thousands of U.S. Dollars)
Assets
Current assets
Cash and cash equivalents (Note 2e)	—	—
Liquidity account (Note 3)	88,601	87,671
Current portion of unamortized premium on cross-currency swap (Note 5)	—	4,039
Current purchased accounts receivable (includes 461,226 due from affiliates at March 31, 2001 and 530,362 at December 31, 2000, respectively) (Note 4)	881,866	908,262
Rights to future (ungenerated) purchased accounts receivable (Note 4)	2,982,980	2,979,235

Total current assets	3,953,447	3,979,207

Long-term asset
Unamortized premium on cross-currency swap (Note 5)	—	9,652

Total assets	3,953,447	3,988,859

Liabilities and Shareholder's Equity
Current liabilities
Current portion of long-term debt	99,200	99,200
Accrued interest payable	31,184	31,558
Deferred income	3,211	3,209
Accruals and accounts payable	1,757	3,688
Current income tax payable (Note 8)	3,781	18,669
Deferred income tax (Note 8)	2,903	2,404

Total current liabilities	142,036	158,728
Long-term liabilities
Long-term debt (Note 6)	3,075,020	3,113,040
Cross-currency swap (Note 5)	36,016	22,760

Total long-term liabilities	3,111,036	3,135,800

Total liabilities	3,253,072	3,294,528

Shareholder's equity (Note 9)
Capital stock	200,000	200,000
Additional paid-in capital	300,000	300,000
Retained earnings	200,375	194,331

Total shareholder's equity	700,375	694,331

Total liabilities and shareholder's equity	3,953,447	3,988,859

The accompanying notes are an integral part of these financial statements.

F–2

PDVSA FINANCE LTD.
STATEMENT OF INCOME

	Three months ended March 31, 2001	Three months ended March 31, 2000
	(Unaudited) (Thousands of U.S. Dollars)
Revenues
Income from discount on purchased accounts receivable (Note 2b)	86,455	88,877
Other income	1,393	1,391

Total revenues	87,848	90,268
Interest expense (Note 6)	(62,578)	(64,298)
Foreign exchange gain (Note 2f)	13,777	11,225
Loss on cross-currency swap	(8,133)	(20,260)
General and administrative expenses (Note 7)	(2,280)	(2,677)

Income before income tax	28,634	14,258
Income tax expense (Note 8)	(4,280)	(4,399)

Net income	24,354	9,859

The accompanying notes are an integral part of these financial statements.

F–3

PDVSA FINANCE LTD.

STATEMENT OF CHANGES IN SHAREHOLDER?S EQUITY

	Capital stock	Additional paid-in capital	Retained earnings	Total
	(Thousands of U.S. Dollars)
Balances at December 31, 2000 as previously reported	200,000	300,000	194,331	694,331
Impact of adopting IAS 39 (unaudited)	—	—	(18,310)	(18,310)

Balances at December 31, 2000 restated (unaudited)	200,000	300,000	176,021	676,021
Net income (unaudited)	—	—	24,354	24,354

Balances at March 31, 2001 (unaudited)	200,000	300,000	200,375	700,375

The accompanying notes are an integral part of these financial statements.

F–4

PDVSA FINANCE LTD.
STATEMENT OF CASH FLOWS

	Three months ended March 31, 2001	Three months ended March 31, 2000
	(Unaudited) (Thousands of U.S. Dollars)
OPERATING ACTIVITIES
Net income	24,354	9,859
Items not requiring cash
Deferred income tax	499	(874)
Unrealized foreign exchange gain	(13,777)	11,225
Loss on cross-currency swap	8,133	20,260
Change in assets and liabilities
Uncollected discount on purchased accounts receivable	(58,628)	(23,249)
Accrued interest payable	(375)	78
Accruals and accounts payable	(1,932)	2,407
Current income tax payable	(14,117)	(8,770)

Cash flows provided by (used in) operating activities	(55,843)	10,936

INVESTING ACTIVITIES
Liquidity account	(1,145)	(24,038)
Collections of accounts receivable, net of discounts collected	2,793,223	2,936,534
Purchases of accounts receivable	(2,711,435)	(2,932,946)

Cash flows provided by (used in) investing activities	80,643	(20,450)

FINANCING ACTIVITIES
Current portion of long-term debt	—	24,800
Long-term debt	—	(47,250)
Repayment of debt	(24,800)	—

Cash flows provided by (used in) financing activities	(24,800)	(22,450)

CASH AND CASH EQUIVALENTS
Net change for the period	—	(31,964)
At beginning of the period	—	41,762

At end of the period	—	9,798

SUPPLEMENTAL CASH FLOW DISCLOSURE
Interest paid	62,671	64,220
Income tax paid	18,669	14,043

The accompanying notes are an integral part of these financial statements.

F–5

PDVSA FINANCE LTD.

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars, except as otherwise indicated)

NOTE 1—INCORPORATION AND OPERATIONS

    PDVSA Finance Ltd. (the "Company") was incorporated on March 18, 1998, under the laws of the Cayman Islands, and is a wholly owned subsidiary of Petróleos de Venezuela S.A. ("PDVSA"), the national oil company of the Bolivarian Republic of Venezuela.

    The main objective of the Company is to transact selected financing activities outside the Cayman Islands. The Company's business is limited to the issuance of unsecured debt and the acquisition from PDVSA Petróleo, S.A. (together with its predecessor, "PDVSA Petróleo"), a wholly owned subsidiary of PDVSA, of certain accounts receivable under the Receivables Purchase Agreement (the "RPA"), dated April 27, 1998, among the Company, PDVSA and PDVSA Petróleo.

    Pursuant to the terms of the RPA, the Company has the right to purchase from PDVSA Petróleo certain current and future accounts receivable ("Eligible Receivables") generated or to be generated from the export from Venezuela of crude oil and refined petroleum products to certain designated customers ("Designated Customers"). Any Eligible Receivable (including future Eligible Receivables) that is not due and payable when purchased (at the time the purchase price is paid) will be purchased at a discount. The amount of the discount will be determined for each purchased Eligible Receivable by discounting the invoice amount of such Eligible Receivable by a rate equal to the weighted average of the yield of the Company's outstanding indebtedness on the day the price for such Eligible Receivable is paid to PDVSA Petróleo (as adjusted to reflect certain costs and expenses (including taxes) incurred by the Company in connection with the issuance of debt and the purchase of Eligible Receivables) plus 50 basis points for the period from the date on which the purchase price for such Eligible Receivable was paid to PDVSA Petróleo to the day on which the purchased Eligible Receivable is due from the Designated Customer. PDVSA will guarantee the performance of PDVSA Petróleo's obligations under the RPA but not payment of any Eligible Receivable purchased by the Company.

    All proceeds received or to be received by the Company from Designated Customers or from any issuance of unsecured debt, including amounts contributed as capital, has been or will be used to purchase current or future Eligible Receivables of Designated Customers from PDVSA Petróleo, to service or refinance its existing indebtedness, for general corporate purposes or to pay dividends.

NOTE 2—SIGNIFICANT ACCOUNTING POLICIES

    The following is a summary of the significant accounting policies followed by the Company in the preparation of the accompanying financial statements:

a)  Basis of Presentation

    The financial statements have been prepared in accordance with the Accounting Standard issued by the International Accounting Standards Committee ("IASC"), and interpretations issued by the Standing Interpretations Committee of the IASC. The interim financial statements have been prepared in accordance with and comply with IAS 34 Interim Financial Reporting.

    The financial statements, prepared on the historical basis, are presented in U.S. dollars, rounded to the nearest thousand. Accounting policies have been consistently applied.

F–6

b)  Revenue Recognition

    Revenue from the discount on purchased accounts receivable is recorded as income when earned as described below:

  (i)
  Discounts on future (ungenerated) purchased accounts receivable, Eligible Receivables of Designated Customers that have not yet been generated by PDVSA Petróleo, are determined by applying the relevant discount rate to the average daily balance of future Eligible Receivables. Such discounts are recorded as income from discount on purchased accounts receivable and future Eligible Receivables.

  (ii)
  Discounts on current purchased accounts receivable, Eligible Receivables of Designated Customers that have been generated by PDVSA Petróleo, are determined by applying the relevant discount rate to the invoice amount of the generated Eligible Receivable based on the number of days from generation until such current Eligible Receivable becomes due and payable from the Designated Customer. The discount relating to the period from generation until such current Eligible Receivable becomes due and payable from the Designated Customer is recorded as income when earned during this period, using the interest method. Any unearned discount at the date of the financial statements is recorded as deferred income.

  (iii)
  The total amount of the discount on each purchased Eligible Receivable (i.e. the total revenue generated by each purchased Eligible Receivable) is determined by discounting the invoice amount of such Eligible Receivable for the period from the day on which the purchased Eligible Receivable is due from the Designated Customer to the date on which the purchase price for such Eligible Receivable was paid to PDVSA Petróleo. The discount rate is equal in each case to the weighted average of the yield of PDVSA Finance's outstanding indebtedness on the day the price for such Eligible Receivable was paid to PDVSA Petróleo (as adjusted to reflect certain costs and expenses (including taxes) incurred by PDVSA Finance in connection with the issuance of debt and the purchase of Eligible Receivables) plus 50 basis points. At March 31, 2001 and December 31, 2000 the discount rate was 8.39% and 8.40%, respectively.

c)  Deferred Income Tax

    The Company defers income tax related to revenue earned but which has not been collected.

d)  Use of Estimates

    The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could differ from those estimates.

e)  Cash Flows

    For purposes of the statement of cash flows, the Company considers as cash equivalents all deposits and other cash placements available with original maturities of less than three months.

F–7

f)  Foreign Currency Transactions

    Transactions in foreign currency are recorded in dollars at the rate of exchange at the date of the transaction. All assets and liabilities denominated in foreign currencies are translated into dollars at the period-end rates of exchange. Gains or losses from translation of assets and liabilities denominated in foreign currencies are included in the statement of income.

g)  Segment Reporting

    The company operates in one reportable segment of acquiring accounts receivables, which are subject to similar risks and rewards.

h)  Reconciliation to Accounting Principles Generally Accepted in the United States (U.S. GAAP)

    The Company's financial statements are prepared in accordance with International Accounting Standards ("IAS"). As of March 31, 2001 and December 31, 2000 and for the three months ended March 31, 2001 and 2000 there are no material differences between U.S. GAAP and IAS affecting the financial statements, except for the recording of the transition adjustment resulting from adopting IAS No 39, which differs from the accounting treatment under SFAS No 133 (see Note 5)

NOTE 3—LIQUIDITY ACCOUNT

    Under the Fiscal and Paying Agency Agreement (the "Fiscal Agency Agreement"), dated May 14, 1998, among the Company, The Chase Manhattan Bank, as Fiscal Agent, and The Chase Manhattan Bank Luxembourg S.A., as Paying Agent, the Company is required to maintain an account with the Fiscal Agent designated as the "Liquidity Account." Under the terms of the Company's indebtedness, the cash balance and permitted investments standing to the credit of such account at any time shall be at least equal to the sum of the amount of the first payment of scheduled debt service in respect of each and every debt instrument outstanding, provided that if there is more than one payment of debt service scheduled on any given debt instrument within the 30 days immediately succeeding the date of determination, cash and permitted investments equal to the sum of all such amounts scheduled to become due on such debt instrument within such period shall stand to the credit of such account. At March 31, 2001 and December 31, 2000, the balance in the Liquidity Account represents cash and time deposits that are permitted investments standing to the credit of such account, including interest earned on such amounts.

NOTE 4—CURRENT AND FUTURE PURCHASED ACCOUNTS RECEIVABLE

    Under the RPA, the Company purchases Eligible Receivables of Designated Customers from PDVSA Petróleo. Rights to future (ungenerated) purchased accounts receivable represent the purchase price paid to PDVSA Petróleo for such receivables plus accrued discounts and debt offering costs. Other than in limited circumstances, the Company has no recourse to or claim against PDVSA Petróleo for funds advanced toward payment of Eligible Receivables. PDVSA Petróleo satisfies its obligations under the RPA by delivering Eligible Receivables of Designated Customers to the Company in the order in which they are first generated by PDVSA Petróleo, without regard to any concentration limit by Designated Customers.

F–8

NOTE 5—FINANCIAL INSTRUMENTS

    The Company is exposed to concentrations of credit risk primarily as a result of holding current and future purchased accounts receivable and cash equivalents. The Company's cash equivalents are high-quality securities currently placed with two financial institutions. Current purchased receivables are dispersed among a broad Designated Customer base primarily in the United States and Canada, and future purchased accounts receivable (to be delivered by PDVSA Petróleo upon generation) represent amounts paid to PDVSA Petróleo on account of future accounts receivable. Amounts paid on account of future (ungenerated) Eligible Receivables of Designated Customers (to be generated by PDVSA Petróleo after receipt of the purchase price) constitute purchases of future (ungenerated) accounts receivable which are satisfied only upon the generation of Eligible Receivables of Designated Customers by PDVSA Petróleo, which without further action are transferred to, and become the property of, the Company. Under certain circumstances, upon PDVSA Petróleo's failure to perform certain of its covenants under the RPA the Company may choose to require PDVSA Petróleo to repurchase all or any of the outstanding accounts receivable (whether current or future). PDVSA Petróleo's performance of its obligations under the RPA is guaranteed by PDVSA. Accordingly, the Company is exposed to PDVSA Petróleo's generation risk, which comprises its ability to generate the appropriate volume of accounts receivable of Designated Customers which, in turn, is dependent on numerous factors, including the price of Venezuelan crude oil and refined products, the demand for and production of Venezuelan crude oil and refined products and to PDVSA's credit risk, insofar as the Company, under certain circumstances, may seek to resell purchased receivables to PDVSA Petróleo. Under the terms of the RPA, absent a failure by PDVSA Petróleo to comply with its covenants, the Company has no recourse against PDVSA Petróleo in the event that a current purchased receivable that was properly generated and meets the eligibility criteria set forth in the RPA, becomes uncollectible. At March 31, 2001 and December 31, 2000, the Company did not consider it necessary to establish or maintain any allowance for potentially uncollectible receivables.

    On January 28, 2000, the Company entered into a cross-currency swap agreement in respect of its Euro 200 million 6.250% notes due 2002 through 2006, issued on April 8, 1999. The agreement provides protection to the Company in respect of interest and principal payments from a possible appreciation of the Euro relative to the U.S. dollar during the terms of the notes. The agreement contains a knock-in provision, which eliminates protection to the Company, in respect of principal payments, above a 1.09 U.S. dollar/Euro exchange rate if during the term of the agreement the U.S. dollar/Euro exchange rate reaches or exceeds 1.2.

    The cross-currency swap has been marked to market at March 31, 2001. The cross currency swap does not qualify for hedge accounting treatment under IAS No. 39 or SFAS No. 133, as amended. As a result the Company accounts for this derivative as a speculative contract and futures changes in the fair value of this derivative are recorded in the income statement. On January 1, 2001 the fair value of the cross-currency swap was $27,379 and under IAS No. 39 "Financial Instruments: Recognition and Measurement" the Company recorded an adjustment of $18,310, reducing the balance of retained earnings at January 1, 2001 reflecting the change of adopting a new accounting principle. Under SFAS No. 133, the Company would record an expense of $18,310 in the statement of income, reflecting the change of adopting a new accounting principal. The fair value of the cross-currency swap at March 31, 2001 is $36,016 and the resulting change in the fair value for the three months then ended amounted to $8,133 and is recorded in the income statement. The carrying value of all other financial instruments approximate fair value except for long-term debt which is disclosed in Note 6.

F–9

NOTE 6—LONG-TERM DEBT

    Long-term debt at March 31, 2001 and December 31, 2000 is summarized as follows:

	March 31, 2001	December 31, 2000
	(Unaudited)
6.450% Notes due 2002 through 2004	$400,000	$400,000
6.650% Notes due 2004 through 2006	300,000	300,000
6.800% Notes due 2007 through 2008	300,000	300,000
7.400% Notes due 2014 through 2016	400,000	400,000
7.500% Notes due 2027 through 2028	400,000	400,000
8.558% Notes due 2009 through 2013	260,000	260,000
8.750% Notes due 2000 through 2004	300,800	325,600
9.375% Notes due 2004 through 2007	250,000	250,000
9.750% Notes due 2008 through 2010	250,000	250,000
9.950% Notes due 2018 through 2020	100,000	100,000
6.250% Euro denominated Notes due 2002 through 2006	175,420	188,640
10.395% Notes due 2012 through 2014	$38,000	$38,000

	$3,174,220	$3,212,240
Less current portion of long-term debt	$(99,200)	$(99,200)

Total long-term debt	$3,075,020	$3,113,040

    On May 14, 1998, the Company issued $1,800 million of unsecured notes, with interest rates ranging from 6.45% to 7.50% and due dates ranging from 2002 to 2028. Interest is payable quarterly for each series of such notes.

    On November 10, 1998, the Company incurred $260 million of indebtedness through the issuance of its 8.558% fixed rate notes, payable in 20 equal quarterly installments of $13 million, commencing February 2009. Interest is payable in arrears. The fixed rate notes are redeemable in whole or in part at any time by the Company, at 100% of the principal amount redeemed plus interest accrued through the date of redemption plus a make-whole premium. The notes were purchased at par value by PDV America, Inc. ("PDV America"), an indirect wholly owned subsidiary of PDVSA.

    On April 8, 1999, the Company issued $1,000 million of unsecured notes, with interest rates ranging from 8.750% to 9.950% and due dates ranging from 2000 to 2020, and Euro 200 million ($175 million at March 31, 2001) of unsecured notes with an interest rate of 6.250% due 2002 through 2006.

    The $1,000 million notes issued on April 8, 1999 were exempt from, or were issued in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. On March 15, 2000, the Company exchanged $1,000 million aggregate principal amount of the new notes for an equal aggregate principal amount, respectively, of old notes. The form and terms of the new notes are the same as the form and terms of the old notes, except that the new notes, because they have been registered under the Securities Act, are not subject to transfer restrictions and will, therefore, not bear legends restricting their transfer. In addition, none of the new notes are entitled to

F–10

the contingent increase in the interest rate and other rights provided by the registration rights agreement.

    On July 2, 1999, the Company incurred $38 million of additional indebtedness through the issuance of a 10.395% fixed rate note to PDV America, payable in eight equal quarterly installments of $4.75 million, commencing August 2012. Interest is payable in arrears. The fixed rate note is redeemable in whole or in part at any time by the Company, at 100% of the principal amount redeemed plus interest accrued through the date of redemption plus a make-whole premium. The note was purchased at par value by PDV America.

    The Company is subject to covenants that establish, among other things, that the Company will not incur indebtedness unless at the time of such incurrence and after application of the proceeds, the total liabilities to equity ratio shall not be greater than 7 to 1 and that, as of certain dates of determination, the Company will maintain a debt service coverage ratio of at least 4 to 1, and the net proceeds will be applied to fund the Liquidity Account and to purchase additional Eligible Receivables under the RPA.

NOTE 7—TRANSACTIONS WITH SHAREHOLDER AND AFFILIATED COMPANIES

    PDVSA and certain of its subsidiaries render services to the Company and charge the Company for such services. In connection with the issuance of the unsecured notes in April 1999, the Company incurred offering costs and underwriters discounts of approximately $22 million. In accordance with the RPA, such amounts were recovered from PDVSA Petróleo.

    Eligible Receivables purchased by the Company under the RPA are serviced, managed, administered and collected by PDVSA Petróleo acting as Servicer pursuant to the Servicing and Collection Agency Agreement, dated as of April 27, 1998, among the Company, PDVSA Petróleo (the "Servicer"), PDVSA (solely, as Investment Manager) and Citibank, N.A. (the "Servicing and Collection Agency Agreement"). During the three months ended March 31, 2001 and 2000, the Company incurred $2,257 and $2,402 of fees, respectively, payable to the Servicer under the Servicing and Collection Agency Agreement. Such amounts are recorded under general and administrative expenses. In addition, during these respective periods the Company incurred $4 and $4 of investment management fees payable to PDVSA acting as Investment Manager pursuant to the Investment Management Agreement, dated as of April 27, 1998, between the Company and PDVSA. Such amounts are recorded under general and administrative expenses. At March 31, 2001 and December 31, 2000, the Company accrued expenses of $1,476 and $2,407 due to PDVSA Petróleo and PDVSA, respectively, under the terms of the Servicing and Collection Agency Agreement and the Investment Management Agreement.

NOTE 8—INCOME TAXES

    The Company is exempt from taxes under the laws of the Cayman Islands. As a foreign qualified financial institution, the Company is subject to income tax in Venezuela in an amount equivalent to 4.95% of the revenues generated as a result of the purchase of Eligible Receivables of Designated Customers at a discount under the RPA, to the extent such income is deemed to have a Venezuelan origin. Income tax expense on revenue earned from discounts on purchased Eligible Receivables (whether already generated or future) which have not been collected are deferred.

F–11

    Income tax expense/(benefit) comprises the following:

	Three months ended March 31, 2001	Three months ended March 31, 2000
	(Unaudited)
Current	$3,781	$5,273
Deferred	$499	$(874)

	$4,280	$4,399

NOTE 9—SHAREHOLDER'S EQUITY

    The authorized share capital of the Company consists of 200 million ordinary shares, $1.00 par value per share, all of which have been issued and fully paid. All outstanding shares are owned by PDVSA.

NOTE 10—COMMITMENTS AND CONTINGENCIES

    In addition to the covenants and the events of defaults described in the RPA, there are certain risks and contingencies related to the Company. The ability of the Company to meet its obligations in respect of its indebtedness is dependent on: (1) the ability of PDVSA, operating through PDVSA Petróleo, to generate sufficient Eligible Receivables of Designated Customers, which is in turn dependent upon the existence of demand for PDVSA Petróleo?s crude oil and refined petroleum products, (2) any adverse change in the business or financial condition of a Designated Customer that could affect its ability to make timely payments with respect to purchased Eligible Receivables and (3) the continuing ability of the Designated Customers to purchase crude oil and refined petroleum products from PDVSA Petróleo. Neither the Bolivarian Republic of Venezuela, PDVSA, PDVSA Petróleo nor any of PDVSA's other subsidiaries in any way guarantee payment of the purchased Eligible Receivables.

NOTE 11—SIGNIFICANT AGREEMENTS

    The following is a summary of material provisions of the RPA and the Servicing and Collection Agency Agreement:

a)  The Receivables Purchase Agreement

    Pursuant to the RPA, the Company purchases Eligible Receivables of Designated Customers from PDVSA Petróleo, and PDVSA Petróleo sells, without recourse (except as expressly provided therein), to the Company, all its present and future right, title and interest in, to and under Eligible Receivables of Designated Customers generated and to be generated by PDVSA Petróleo, subject in each case to the payment by the Company of the purchase price for such Receivables. Eligible Receivables are purchased in the order in which they are generated. Under the Fiscal Agency Agreement, the Company is required to apply the net proceeds of any indebtedness incurred by it to pay the purchase price for Eligible Receivables purchased under the RPA, service or refinance existing debt or for general

F–12

corporate purposes (including the funding of the Liquidity Account) as permitted by the Fiscal Agency Agreement. The purchase price of Eligible Receivables is determined by discounting the face value of the purchased Eligible Receivable by the number of days between the purchase date and the day on which the purchased Eligible Receivable is due and payable according to its terms at a rate equal to the weighted average of the yield of the Company's outstanding indebtedness on the day the Company pays the purchase price for the Eligible Receivable to PDVSA Petróleo (as adjusted) plus 50 basis points (see Note 2(b)).

Covenants

    PDVSA Petróleo has agreed, for the benefit of the Company, to cause the monthly average amount of Eligible Receivables of Designated Customers generated by PDVSA Petróleo during any consecutive twelve-month period (except as provided below) and that are not subject to any encumbrance other than pursuant to the RPA to represent at least the lesser of (x) 27 million barrels of crude oil of less than 30° API gravity and (y) 80% of PDVSA Petróleo's total Eligible Receivables generated from sales of crude oil of less than 30° API gravity. For purposes of determining compliance with this covenant for any period ending on or prior to December 31, 1998, the monthly average amount of Eligible Receivables of Designated Customers will be determined solely by reference to months commencing on or after January 1, 1998, as if such customers would have been Designated Customers in each of those months.

Guarantees

    PDVSA has guaranteed the performance by PDVSA Petróleo of its obligations under the RPA.

Repurchase of Receivables

    PDVSA Petróleo shall not have any (i) right, title or interest in or to the purchased Receivables, (ii) obligation to repurchase the purchased Receivables or (iii) right or obligation to substitute other Receivables for the purchased Receivables, except that PDVSA Petróleo may at any time elect to repurchase from the Company purchased Receivables that are Receivables that were not Eligible Receivables when transferred ("Affected Receivables"). If at any time PDVSA Petróleo shall become aware that an Affected Receivable has become a delinquent Receivable, that a purchased Receivable has become a disputed Receivable, or shall receive notice from or on behalf of the Company that the Company ceases to have a perfected first priority ownership interest in any purchased Receivable as a result of any act or failure to act by PDVSA Petróleo, then the sale of such purchased receivable will be rescinded and the Company shall return such purchased Receivable to PDVSA Petróleo, and PDVSA Petróleo will, in consideration therefore, transfer to the Company an amount equal to the net invoice amount of the Receivable being returned plus rescission adjustment. Upon becoming aware of a failure by PDVSA Petróleo to comply with certain covenants under the RPA, the Company may give notice thereof to PDVSA Petróleo and upon receipt of such notice all sales of any or all purchased Receivables (other than purchased Receivables which have become delinquent Receivables) sold to the Company prior to such date with respect to which no collections have been received by the Collection Agent (as defined below), shall be rescinded and the Company will return such purchased Receivables

F–13

to PDVSA Petróleo and PDVSA Petróleo will, in consideration therefore, transfer to the Company an amount equal to the net invoice amount of the Receivables being returned plus a rescission adjustment.

Termination

    The RPA may be terminated by the parties at any time, after 90 days after notification by the Fiscal Agent that the Company has satisfied and discharged all of its obligations under any of its indebtedness and that such indebtedness has ceased to be of further effect.

b)  The Servicing and Collection Agency Agreement

    Under the Servicing and Collection Agency Agreement, Citibank, N.A. has been appointed to act as the initial Collection Agent and PDVSA Petróleo has been appointed to act as the Servicer.

Duties of the Collection Agent

    Under the RPA, Designated Customers have been instructed to make all payments in respect of receivables owed to PDVSA Petróleo as a result of the purchase of crude oil or oil products to an account held by a Collection Agent. Each Collection Agent is required to transfer amounts corresponding to the Company's interest in each collection in respect of purchased Eligible Receivables to the Company.

Duties of the Servicer

    The Servicer has full power and authority to do all things necessary to service, manage, administer and collect any receivable of Designated Customer that has been sold by PDVSA Petróleo to the Company, including the defense of the right, title and interest of the Company (and, if applicable, PDVSA Petróleo), to the Receivables and collections in respect thereto. The Servicer shall take all commercially reasonable steps to collect, and hold any collections in respect of purchased Eligible Receivables it may receive in trust, for the benefit of the Company (and, if applicable, PDVSA Petróleo).

F–14

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PDVSA FINANCE LTD.
By:	/s/ CARLOS YÁNEZ Name: Carlos Yánez Title: Financial Manager

Date: July 25, 2001

QuickLinks

TABLE OF CONTENTS
DEFINED TERMS
GENERAL INFORMATION
INCORPORATION BY REFERENCE
PDVSA FINANCE LTD. RECEIVABLES REPORT FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2001
Profile of PDVSA Petróleo's Crude Oil Sales to Designated Customers for the Three Months Ended March 31, 2001
Profile of PDVSA Petróleo's Refined Petroleum Products Sales to Designated Customers for the Three Months Ended March 31, 2001
Operating and Financial Review and Prospects
PDVSA FINANCE LTD. INDEX TO FINANCIAL STATEMENTS
PDVSA FINANCE LTD. (A wholly owned subsidiary of Petróleos de Venezuela S.A.) BALANCE SHEET
PDVSA FINANCE LTD. STATEMENT OF INCOME
PDVSA FINANCE LTD. STATEMENT OF CHANGES IN SHAREHOLDER?S EQUITY
PDVSA FINANCE LTD. STATEMENT OF CASH FLOWS
PDVSA FINANCE LTD. NOTES TO THE FINANCIAL STATEMENTS (Amounts in thousands of U.S. dollars, except as otherwise indicated)
SIGNATURES